Allegiance Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

NET CAPITAL

Total members' equity from statement of financial condition		$71,215
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		71,215
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total members' equity and subordinated borrowings		71,215
Deductions and/or charges:		
Nonallowable assets		
FINRA renewal and daily accounts	100	
Prepaid expenses	16,597	
Furniture (net of accumulated depreciation)	-	
Due from affiliates	-	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities - propriety capital charges	-	
Other deductions and/or charges	-	(16,697)
Net capital before haircuts on securities positions		54,518
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Contractual securities commitments	-	
Subordinated securities borrowings	-	
Trading and investment securities:		
Exempted securities	-	
Debt securities	-	
Options	-	
Other securities	-	
Undue concentration	-	-
Net capital		$54,518

Aggregate Indebtedness

Total aggregate indebtedness liabilities from statement of financial condition		$ 1,000
Add:		
Drafts for immediate credit	-	
Market value of securities borrowed for which no equivalent value is paid or credited	-	
Other unrecorded amounts	-	-
Total aggregate indebtedness		$ 1,000

Allegiance Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONT.)
December 31, 2015

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 67
Minimum net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with rule 15c3-1	5,000
Net capital requirement (greater of above minimums)	5,000
Excess net capital (net capital less net capital requirement)	49,518
Excess net capital at 1000%	$49,518
Percentage of aggregate indebtedness to net capital	2%

There is no material difference between the audited Computation of Net Capital and the corresponding unaudited Part IIA of the Form X-17A-5 FOCUS report.